CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Condensed Consolidated Balance Sheets

(millions of Canadian dollars)	September 30, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	1,607	2,025
Accounts receivable (note 3)	1,402	1,345
Income taxes receivable	179	323
Inventories	2,146	1,736
Prepaid expenses	90	64
	5,424	5,493
Exploration and evaluation assets (note 3 & 4)	1,059	773
Property, plant and equipment, net (note 3 & 5)	28,865	27,354
Goodwill	680	663
Contribution receivable	246	607
Investment in joint ventures (note 3)	150	132
Other assets (note 3)	176	139
Total Assets	36,600	35,161
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (note 3)	3,168	2,985
Asset retirement obligations (note 9)	158	107
Long-term debt due within one year (note 7)	771	—
	4,097	3,092
Long-term debt (note 7)	3,240	3,918
Other long-term liabilities (note 3)	278	328
Contribution payable	1,378	1,336
Deferred tax liabilities (note 3)	4,856	4,640
Asset retirement obligations (note 9)	2,677	2,686
Total Liabilities	16,526	16,000
Shareholders’ equity
Common shares (note 10)	6,971	6,939
Preferred shares	291	291
Retained earnings	12,716	11,950
Other reserves	96	(19)
Total Shareholders’ Equity	20,074	19,161
Total Liabilities and Shareholders’ Equity	36,600	35,161
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 1

Condensed Consolidated Statements of Income

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of Canadian dollars, except share data)	2013	2012	2013	2012
Gross revenues	6,019	5,331	17,813	16,872
Royalties	(237)	(145)	(649)	(504)
Marketing and other	17	120	236	311
Revenues, net of royalties	5,799	5,306	17,400	16,679
Expenses
Purchases of crude oil and products	3,443	3,047	10,163	10,120
Production and operating expenses	724	632	2,097	1,907
Selling, general and administrative expenses	141	112	399	342
Depletion, depreciation and amortization (note 5)	718	629	2,087	1,842
Exploration and evaluation expenses	56	59	218	187
Other – net	(3)	30	—	(19)
	5,079	4,509	14,964	14,379
Earnings from operating activities	720	797	2,436	2,300
Share of equity investment (note 3)	1	—	(5)	—
Financial items (note 8)
Net foreign exchange gains	6	16	8	15
Finance income	11	22	36	72
Finance expenses	(42)	(55)	(135)	(195)
	(25)	(17)	(91)	(108)
Earnings before income taxes	696	780	2,340	2,192
Provisions for income taxes
Current	114	149	496	475
Deferred	70	105	192	169
	184	254	688	644
Net earnings	512	526	1,652	1,548
Earnings per share (note 10)
Basic	0.52	0.53	1.67	1.58
Diluted	0.52	0.53	1.66	1.57
Weighted average number of common shares outstanding (note 10)
Basic (millions)	983.3	981.8	982.9	973.7
Diluted (millions)	983.8	981.9	983.5	973.8
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Comprehensive Income

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of Canadian dollars)	2013	2012	2013	2012
Net earnings	512	526	1,652	1,548
Other comprehensive income (loss)
Items that will not be reclassified into earnings, net of tax:
Remeasurements of pension plans, net of tax	—	—	—	3
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedges (note 11)	(2)	(1)	27	1
Exchange differences on translation of foreign operations	(124)	(164)	171	(153)
Hedge of net investment (note 11)	54	56	(83)	42
Other comprehensive income (loss)	(72)	(109)	115	(107)
Comprehensive income	440	417	1,767	1,441
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
				Other Reserves
(millions of Canadian dollars)	Common Shares	Preferred Shares	Retained Earnings	Foreign Currency Translation	Hedging	Total Shareholders’ Equity
Balance as at December 31, 2011	6,327	291	11,097	60	(2)	17,773
Net earnings	—	—	1,548	—	—	1,548
Other comprehensive income (loss)
Remeasurements of pension plans (net of tax of $1 million)	—	—	3	—	—	3
Derivatives designated as cash flow hedges (net of tax of $1 million) (note 11)	—	—	—	—	1	1
Exchange differences on translation of foreign operations (net of tax of $17 million)	—	—	—	(153)	—	(153)
Hedge of net investment (net of tax of $6 million) (note 11)	—	—	—	42	—	42
Total comprehensive income (loss)	—	—	1,551	(111)	1	1,441
Transactions with owners recognized directly in equity:
Stock dividends paid (note 10)	606	—	—	—	—	606
Dividends declared on common shares (note 10)	—	—	(876)	—	—	(876)
Dividends declared on preferred shares (note 10)	—	—	(10)	—	—	(10)
Balance as at September 30, 2012	6,933	291	11,762	(51)	(1)	18,934

Balance as at December 31, 2012	6,939	291	11,950	(20)	1	19,161
Net earnings	—	—	1,652	—	—	1,652
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax of $9 million) (note 11)	—	—	—	—	27	27
Exchange differences on translation of foreign operations (net of tax of $25 million)	—	—	—	171	—	171
Hedge of net investment (net of tax of $12 million) (note 11)	—	—	—	(83)	—	(83)
Total comprehensive income	—	—	1,652	88	27	1,767
Transactions with owners recognized directly in equity:
Stock dividends paid (note 10)	6	—	—	—	—	6
Stock options exercised (note 10)	26	—	—	—	—	26
Dividends declared on common shares (note 10)	—	—	(885)	—	—	(885)
Dividends declared on preferred shares (note 10)	—	—	(10)	—	—	(10)
Change in accounting policy (note 3)	—	—	9	—	—	9
Balance as at September 30, 2013	6,971	291	12,716	68	28	20,074
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Cash Flows

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of Canadian dollars)	2013	2012	2013	2012
Operating activities
Net earnings	512	526	1,652	1,548
Items not affecting cash:
Accretion (note 8)	31	24	94	73
Depletion, depreciation and amortization (note 5)	718	629	2,087	1,842
Exploration and evaluation expenses (note 4)	4	1	8	2
Deferred income taxes	70	105	192	169
Foreign exchange	(13)	(16)	9	(32)
Stock-based compensation (note 10)	30	9	32	21
Loss (gain) on sale of assets	(4)	—	(24)	3
Other	(1)	(7)	29	(30)
Settlement of asset retirement obligations (note 9)	(29)	(28)	(92)	(85)
Income taxes (paid) refunded	21	(83)	(352)	(488)
Interest received	6	5	14	24
Change in non-cash working capital (note 6)	(69)	188	167	845
Cash flow – operating activities	1,276	1,353	3,816	3,892
Financing activities
Long-term debt issuance	—	—	—	500
Long-term debt repayment (note 7)	—	—	—	(410)
Settlement of cross currency swaps	—	—	—	(89)
Debt issue costs	—	(2)	—	(8)
Proceeds from exercise of stock options	4	—	26	—
Dividends on common shares (note 10)	(293)	(89)	(879)	(264)
Dividends on preferred shares (note 10)	(7)	(4)	(10)	(10)
Interest paid	(43)	(45)	(161)	(173)
Contribution receivable payment	176	386	401	386
Other	16	(233)	41	16
Change in non-cash working capital (note 6)	(7)	17	(7)	74
Cash flow – financing activities	(154)	30	(589)	22
Investing activities
Capital expenditures	(1,407)	(1,252)	(3,491)	(3,228)
Proceeds from asset sales	4	1	32	5
Contribution payable payment	(24)	(97)	(64)	(97)
Other	(3)	50	(23)	(32)
Change in non-cash working capital (note 6)	150	111	(92)	(125)
Cash flow – investing activities	(1,280)	(1,187)	(3,638)	(3,477)
Increase (decrease) in cash and cash equivalents	(158)	196	(411)	437
Effect of exchange rates on cash and cash equivalents	(5)	(5)	(7)	(13)
Cash and cash equivalents at beginning of period	1,770	2,074	2,025	1,841
Cash and cash equivalents at end of period	1,607	2,265	1,607	2,265
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Note 1	Description of Business and Segmented Disclosures
Management has identified segments for the business of Husky Energy Inc. (“Husky” or “the Company”) based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments – Upstream and Downstream.
Upstream includes exploration for, and development and production of, crude oil, bitumen, natural gas and natural gas liquids (Exploration and Production) and marketing of the Company’s and other producers’ crude oil, natural gas, natural gas liquids, sulphur and petroleum coke, pipeline transportation and blending of crude oil and natural gas and storage of crude oil, diluent and natural gas (Infrastructure and Marketing). The Company’s Upstream operations are located primarily in Western Canada, offshore East Coast of Canada, offshore Greenland, offshore China, offshore Indonesia and offshore Taiwan.
Downstream includes upgrading of heavy crude oil feedstock into synthetic crude oil (Upgrading), refining in Canada of crude oil and marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (Canadian Refined Products) and refining in the U.S. of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. Refining and Marketing).

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Segmented Financial Information

	Upstream						Downstream								Corporate and Eliminations(2)		Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
Three months ended September 30,	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Gross revenues	2,111	1,430	646	377	2,757	1,807	437	576	993	1,067	2,405	2,477	3,835	4,120	(573)	(596)	6,019	5,331
Royalties	(237)	(145)	—	—	(237)	(145)	—	—	—	—	—	—	—	—	—	—	(237)	(145)
Marketing and other	—	—	17	120	17	120	—	—	—	—	—	—	—	—	—	—	17	120
Revenues, net of royalties	1,874	1,285	663	497	2,537	1,782	437	576	993	1,067	2,405	2,477	3,835	4,120	(573)	(596)	5,799	5,306
Expenses
Purchases of crude oil and products	17	15	609	335	626	350	341	423	875	849	2,174	2,021	3,390	3,293	(573)	(596)	3,443	3,047
Production and operating expenses	528	446	3	16	531	462	38	33	50	45	105	91	193	169	—	1	724	632
Selling, general and administrative expenses	60	55	4	5	64	60	2	—	16	14	4	4	22	18	55	34	141	112
Depletion, depreciation and amortization	594	515	6	5	600	520	24	25	23	21	58	52	105	98	13	11	718	629
Exploration and evaluation expenses	56	59	—	—	56	59	—	—	—	—	—	—	—	—	—	—	56	59
Other – net	11	28	—	—	11	28	(2)	—	(3)	(2)	(1)	—	(6)	(2)	(8)	4	(3)	30
Earnings (loss) from operating activities	608	167	41	136	649	303	34	95	32	140	65	309	131	544	(60)	(50)	720	797
Share of equity investment	1	—	—	—	1	—	—	—	—	—	—	—	—	—	—	—	1	—
Financial items
Net foreign exchange gains (losses)	(1)	—	—	—	(1)	—	—	—	—	—	—	—	—	—	7	16	6	16
Finance income	—	5	—	—	—	5	—	—	—	—	—	—	—	—	11	17	11	22
Finance expenses	(28)	(21)	—	—	(28)	(21)	(2)	(3)	(1)	(2)	(1)	(1)	(4)	(6)	(10)	(28)	(42)	(55)
Earnings (loss) before income taxes	580	151	41	136	621	287	32	92	31	138	64	308	127	538	(52)	(45)	696	780
Provisions for (recovery of) income taxes
Current	86	(44)	(3)	54	83	10	6	24	17	32	(25)	48	(2)	104	33	35	114	149
Deferred	64	85	14	(19)	78	66	2	—	(9)	3	47	65	40	68	(48)	(29)	70	105
Total income tax provision (recovery)	150	41	11	35	161	76	8	24	8	35	22	113	38	172	(15)	6	184	254
Net earnings (loss)	430	110	30	101	460	211	24	68	23	103	42	195	89	366	(37)	(51)	512	526
Intersegment revenues	552	514	—	—	552	514	21	39	—	43	—	—	21	82	—	—	573	596
Expenditures on exploration and evaluation assets(3)	202	95	—	—	202	95	—	—	—	—	—	—	—	—	—	—	202	95
Expenditures on property, plant and equipment(3)	933	990	27	14	960	1,004	129	13	24	32	52	92	205	137	40	16	1,205	1,157

(1)	Includes allocated depletion, depreciation and amortization related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.

(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.

(3)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.

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Segmented Financial Information

	Upstream						Downstream								Corporate and Eliminations(2)		Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
Nine months ended September 30,	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Gross revenues	5,599	4,783	1,677	1,624	7,276	6,407	1,539	1,629	2,449	2,915	8,038	7,626	12,026	12,170	(1,489)	(1,705)	17,813	16,872
Royalties	(649)	(504)	—	—	(649)	(504)	—	—	—	—	—	—	—	—	—	—	(649)	(504)
Marketing and other	—	—	236	311	236	311	—	—	—	—	—	—	—	—	—	—	236	311
Revenues, net of royalties	4,950	4,279	1,913	1,935	6,863	6,214	1,539	1,629	2,449	2,915	8,038	7,626	12,026	12,170	(1,489)	(1,705)	17,400	16,679
Expenses
Purchases of crude oil and products	62	53	1,566	1,517	1,628	1,570	1,016	1,219	2,005	2,414	7,003	6,622	10,024	10,255	(1,489)	(1,705)	10,163	10,120
Production and operating expenses	1,514	1,332	13	42	1,527	1,374	116	110	144	135	310	283	570	528	—	5	2,097	1,907
Selling, general and administrative expenses	196	157	15	15	211	172	5	2	44	43	12	10	61	55	127	115	399	342
Depletion, depreciation and amortization	1,724	1,507	18	16	1,742	1,523	71	75	67	62	173	155	311	292	34	27	2,087	1,842
Exploration and evaluation expenses	218	187	—	—	218	187	—	—	—	—	—	—	—	—	—	—	218	187
Other – net	28	(33)	(1)	—	27	(33)	(4)	—	(6)	(2)	—	—	(10)	(2)	(17)	16	—	(19)
Earnings (loss) from operating activities	1,208	1,076	302	345	1,510	1,421	335	223	195	263	540	556	1,070	1,042	(144)	(163)	2,436	2,300
Share of equity investment	(5)	—	—	—	(5)	—	—	—	—	—	—	—	—	—	—	—	(5)	—
Financial items
Net foreign exchange gains (losses)	(1)	—	—	—	(1)	—	—	—	—	—	—	—	—	—	9	15	8	15
Finance income	2	5	—	—	2	5	—	—	—	—	—	—	—	—	34	67	36	72
Finance expenses	(80)	(59)	—	—	(80)	(59)	(6)	(9)	(4)	(5)	(2)	(4)	(12)	(18)	(43)	(118)	(135)	(195)
Earnings (loss) before income taxes	1,124	1,022	302	345	1,426	1,367	329	214	191	258	538	552	1,058	1,024	(144)	(199)	2,340	2,192
Provisions for (recovery of) income taxes
Current	108	118	179	121	287	239	13	32	54	73	61	48	128	153	81	83	496	475
Deferred	182	149	(102)	(33)	80	116	72	24	(5)	(7)	127	154	194	171	(82)	(118)	192	169
Total income tax provision (recovery)	290	267	77	88	367	355	85	56	49	66	188	202	322	324	(1)	(35)	688	644
Net earnings (loss)	834	755	225	257	1,059	1,012	244	158	142	192	350	350	736	700	(143)	(164)	1,652	1,548
Intersegment revenues	1,444	1,483	—	—	1,444	1,483	31	99	14	123	—	—	45	222	—	—	1,489	1,705
Expenditures on exploration and evaluation assets(3)	426	217	—	—	426	217	—	—	—	—	—	—	—	—	—	—	426	217
Expenditures on property, plant and equipment(3)	2,558	2,647	55	35	2,613	2,682	162	30	77	64	121	200	360	294	92	35	3,065	3,011
As at September 30, 2013 and December 31, 2012
Total exploration and evaluation assets and property, plant and equipment, net	23,170	21,625	545	520	23,715	22,145	1,147	1,056	1,231	1,222	3,605	3,536	5,983	5,814	226	168	29,924	28,127
Total assets	24,058	22,774	1,766	1,506	25,824	24,280	1,214	1,242	1,704	1,646	5,665	5,326	8,583	8,214	2,193	2,667	36,600	35,161

(1)	Includes allocated depletion, depreciation and amortization related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.

(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.

(3)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.

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Note 2Basis of Presentation
The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s 2012 Annual Report.
The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2012, except for the newly issued standards and amendments as discussed below.
These condensed interim consolidated financial statements were approved and signed by the Chair of the Audit Committee and Chief Executive Officer on October 23, 2013.
Note 3Significant Accounting Policies
Changes in Accounting Policy
The following new accounting standards and amendments to existing standards, as issued by the IASB, have been adopted by the Company effective January 1, 2013.
New Accounting Standards
IFRS 10, “Consolidated Financial Statements” provides a single control model to be applied in the assessment of control for all entities in which the Company has an investment. The adoption of this standard had no impact on the Company's consolidated financial statements.
IFRS 11, “Joint Arrangements” classifies joint arrangements as either joint operations or joint ventures. Parties to a joint operation retain the rights and obligations to individual assets and liabilities of the operation and apply proportionate consolidation, while parties to a joint venture have rights to the net assets of the venture and apply equity accounting. As a result of identifying and analyzing the applicability of these new standards, the Company's Madura joint arrangement will no longer be accounted for using proportionate consolidation. It will now be accounted for on an equity basis as it meets the IFRS 11 definition of a joint venture. The Company's share of income or loss in the Madura joint arrangement is included as share of equity investment on the consolidated statements of income. The adoption of this standard resulted in the following cumulative balance sheet impact, applied prospectively from January 1, 2012.

Balance Sheet Impact ($ millions)
	December 31, 2012	January 1, 2012
Accounts receivable	(4)	(4)
Exploration and evaluation assets	(37)	(14)
Property, plant and equipment, net	(45)	(42)
Investment in joint ventures	132	91
Other assets	(25)	—
Accounts payable and accrued liabilities	1	18
Other long-term liabilities	3	(24)
Deferred tax liabilities	(25)	(25)
Total Balance Sheet Impact	—	—

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IFRS 12, “Disclosure of Interests in Other Entities” contains new annual disclosure requirements for interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The adoption of this standard will not have a material impact on the Company's annual consolidated financial statement disclosures.
IFRS 13, “Fair Value Measurement” establishes a single source of guidance for fair value measurement and disclosure of financial and non‐financial items under IFRS. The adoption of this standard had an immaterial impact on the Company's consolidated financial statements.
Amendments to Standards
Amendments to IFRS 7, “Financial Instruments Disclosures” require additional disclosures regarding the Company's financial assets and financial liabilities that are subject to set-off rights and related arrangements. Refer to Note 11 for the additional disclosure required.
Amendments to IAS 28, “Investments in Associates and Joint Ventures” provide additional guidance applicable to accounting for interests in joint ventures or associates using the equity method of accounting. The adoption of this amended standard had no impact on the Company's consolidated financial statements.
Amendments to IAS 19, “Employee Benefits” replaced the corridor approach with immediate recognition of actuarial re-measurements and past service costs, modified the calculation of benefit costs and eliminated the expected returns on plan assets through profit or loss. Additional disclosures regarding risk, judgments and assumptions are required.
The adoption of this amended standard resulted in the following balance sheet impact, applied retrospectively to January 1, 2010.

Balance Sheet Impact ($ millions)
	2012	2011	2010	Total
Increase/(decrease) in net defined benefit liability	1	2	(12)	(9)
Increase/(decrease) in retained earnings	(1)	(2)	12	9
Total balance sheet impact	—	—	—	—
Recent Accounting Standards
The IASB issued amendments to IAS 36, “Impairment of Assets” that require retrospective application and will be adopted by the Company on January 1, 2014. The adoption of these amended standards is not expected to have a material impact on the Company's consolidated financial statements.
Note 4Exploration and Evaluation Assets

Exploration and Evaluation Assets ($ millions)
December 31, 2012 (note 3)	773
Additions	434
Transfers to oil and gas properties (note 5)	(148)
Expensed exploration expenditures previously capitalized	(8)
Exchange adjustments	8
September 30, 2013	1,059

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Note 5     Property, Plant and Equipment

Property, Plant and Equipment ($ millions)	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
Cost
December 31, 2012 (note 3)	38,781	981	2,006	5,094	2,225	49,087
Additions	2,718	56	162	171	119	3,226
Acquisitions	11	—	—	—	—	11
Transfers from exploration and evaluation (note 4)	148	—	—	—	—	148
Transfers between categories	—	—	—	(27)	27	—
Changes in asset retirement obligations	40	—	—	—	—	40
Disposals and derecognition	(30)	—	—	—	(3)	(33)
Exchange adjustments	68	—	—	153	—	221
September 30, 2013	41,736	1,037	2,168	5,391	2,368	52,700

Accumulated depletion, depreciation and amortization
December 31, 2012	(17,947)	(443)	(950)	(1,260)	(1,133)	(21,733)
Depletion, depreciation and amortization	(1,711)	(32)	(71)	(188)	(85)	(2,087)
Transfers between categories	—	—	—	12	(12)	—
Disposals and derecognition	24	—	—	—	1	25
Exchange adjustments	(8)	—	—	(32)	—	(40)
September 30, 2013	(19,642)	(475)	(1,021)	(1,468)	(1,229)	(23,835)

Net book value
December 31, 2012 (note 3)	20,834	538	1,056	3,834	1,092	27,354
September 30, 2013	22,094	562	1,147	3,923	1,139	28,865
Note 6Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Decrease (increase) in non-cash working capital
Accounts receivable	26	(100)	460	464
Inventories	(360)	(32)	(430)	285
Prepaid expenses	(43)	(3)	(26)	(3)
Accounts payable and accrued liabilities	451	451	64	48
Change in non-cash working capital	74	316	68	794
Relating to:
Operating activities	(69)	188	167	845
Financing activities	(7)	17	(7)	74
Investing activities	150	111	(92)	(125)

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Note 7Long-term Debt

		Canadian $ Amount		U.S. $ Denominated
Long-term Debt ($ millions)	Maturity	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
Long-term debt
5.90% notes	2014	—	746	—	750
3.75% medium-term notes	2015	300	300	—	—
7.55% debentures(1)	2016	206	199	200	200
6.20% notes(1)	2017	309	298	300	300
6.15% notes(1)	2019	309	298	300	300
7.25% notes(1)	2019	771	746	750	750
5.00% medium-term notes	2020	400	400	—	—
3.95% senior unsecured notes(1)	2022	514	498	500	500
6.80% notes(1)	2037	397	385	387	387
Debt issue costs(2)		(21)	(24)	—	—
Unwound interest rate swaps		55	72	—	—
Long-term debt		3,240	3,918	2,437	3,187
Long-term debt due within one year
5.90% notes(1)	2014	771	—	750	—

(1)	The Company’s U.S. denominated debt is designated as a hedge of the Company’s net investment in its U.S. refining operations. Refer to Note 11.

(2)	Calculated using the effective interest rate method.
On March 22, 2012, the Company issued U.S. $500 million of 3.95% senior unsecured notes due April 15, 2022 pursuant to a universal short form base shelf prospectus filed with the Alberta Securities Commission and the U.S. Securities and Exchange Commission on June 13, 2011 and an accompanying prospectus supplement. The notes are redeemable at the option of the Company at a make-whole premium and interest is payable semi-annually. The notes are unsecured and unsubordinated and rank equally with all of the Company’s other unsecured and unsubordinated indebtedness.

On June 15, 2012, the Company repaid the maturing 6.25% notes issued under a trust indenture dated June 14, 2002. The amount paid to note holders was U.S. $413 million, including U.S. $13 million of interest. The amount paid to note holders was equivalent to $410 million in Canadian dollars.
On December 14, 2012, the Company amended and restated both of its revolving syndicated credit facilities to allow the Company to borrow up to $1.5 billion and $1.6 billion in either Canadian or U.S. currency from a group of banks on an unsecured basis. The maturity date for the $1.5 billion facility was extended to December 14, 2016 and there was no change to the August 31, 2014 maturity date of the $1.6 billion facility. In February 2013, the limit on the $1.5 billion facility was increased to $1.6 billion. There continues to be no difference between the terms of these facilities, other than their maturity dates. As at September 30, 2013, there were no amounts drawn under the facilities.
On December 31, 2012, the Company filed a universal short form base shelf prospectus (the "Canadian Base Prospectus") with applicable securities regulators in each of the provinces of Canada, other than Quebec, that enables the Company to offer up to $3.0 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and units (the "Securities") in Canada up to and including January 30, 2015. As at September 30, 2013, the Company had not issued Securities under the Canadian Base Prospectus. The ability of the Company to raise capital utilizing the Canadian Base Prospectus is dependent on market conditions at the time of sale.

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Note 8Financial Items

Financial Items ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Foreign exchange
Gains (losses) on translation of U.S. dollar denominated long-term debt	10	49	(11)	47
Gains on cross currency swaps	—	—	—	2
Gains (losses) on contribution receivable	(9)	(27)	21	(22)
Other foreign exchange gains (losses)	5	(6)	(2)	(12)
Net foreign exchange gains	6	16	8	15
Finance income
Contribution receivable	5	13	20	44
Interest income	6	4	14	23
Other	—	5	2	5
Finance income	11	22	36	72
Finance expenses
Long-term debt	(59)	(54)	(174)	(176)
Contribution payable	(20)	(20)	(60)	(62)
Other	(1)	(2)	2	(3)
	(80)	(76)	(232)	(241)
Interest capitalized(1)	69	45	191	119
	(11)	(31)	(41)	(122)
Accretion of asset retirement obligations (note 9)	(28)	(22)	(88)	(66)
Accretion of other long-term liabilities (note 11)	(3)	(2)	(6)	(7)
Finance expenses	(42)	(55)	(135)	(195)
	(25)	(17)	(91)	(108)
(1) Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 6% (2012 – 6%).
Note 9Asset Retirement Obligations ("ARO")
A reconciliation of the carrying amount of asset retirement obligations at September 30, 2013 is set out below.

Asset Retirement Obligations ($ millions)
December 31, 2012	2,793
Additions	40
Liabilities settled	(92)
Exchange adjustment	6
Accretion (note 8)	88
September 30, 2013	2,835
Expected to be incurred within one year	158
Expected to be incurred beyond one year	2,677

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 13

Note 10     Share Capital
Common Shares

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2012	982,229,220	6,939
Stock dividends	199,477	6
Options exercised	854,188	26
September 30, 2013	983,282,885	6,971
During the three and nine months ended September 30, 2013, the Company declared dividends of $0.30 per common share and $0.90 per common share (three and nine months ended September 30, 2012 – $0.30 per common share and $0.90 per common share), resulting in total dividends of $295 million and $885 million (three and nine months ended September 30, 2012 – $294 million and $876 million), respectively. At September 30, 2013, $295 million, including $292 million in cash and $3 million in common shares (December 31, 2012 – $295 million, including $293 million in cash and $2 million in common shares), was payable to shareholders on account of dividends declared. During the first nine months of 2013, an aggregate of $885 million, including $879 million in cash and $6 million in common shares (nine months ended September 30, 2012 - $870 million, including $264 million in cash and $606 million in common shares) was paid to shareholders .
Preferred Shares
During the three and nine months ended September 30, 2013, the Company declared dividends payable of $3 million and $10 million (three and nine months ended September 30, 2012 – $3 million and $10 million), respectively, on the Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”). No amounts were payable as cash dividends at September 30, 2013 (December 31, 2012 – nil). During the first nine months of 2013, $10 million was paid as dividends on the Series 1 Preferred Shares (nine months ended September 30, 2012 - $10 million).
Stock-based Compensation
The following table summarizes the total expense recognized in selling, general and administrative expenses in the condensed interim consolidated statements of income for the Company's stock option plan and Performance Share Units ("PSU") for the three and nine months ended September 30, 2013 and 2012.

Stock-based Compensation ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Stock option plan	20	7	17	15
PSU	10	2	15	6
Stock-based compensation expense	30	9	32	21

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Earnings per Share

Earnings per Share ($ millions)	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Net earnings	512	526	1,652	1,548
Effect of dividends declared on preferred shares in the period	(3)	(3)	(10)	(10)
Net earnings - basic	509	523	1,642	1,538
Dilutive effect of accounting for share options as equity-settled(1)	—	(1)	(6)	(10)
Net earnings - diluted	509	522	1,636	1,528

(millions)
Weighted average common shares outstanding - basic	983.3	981.8	982.9	973.7
Effect of stock dividends declared in the period	0.5	0.1	0.6	0.1
Weighted average common shares outstanding - diluted	983.8	981.9	983.5	973.8

Earnings per share – basic ($/share)	0.52	0.53	1.67	1.58
Earnings per share – diluted ($/share)	0.52	0.53	1.66	1.57

(1)
Stock-based compensation expense was $23 million and $17 million based on cash-settlement for the three and nine months ended September 30, 2013 (three and nine months ended September 30, 2012 – expense of $7 million and $15 million), respectively. Stock-based compensation expense was $7 million and $23 million based on equity-settlement for the three and nine months ended September 30, 2013 (three and nine months ended September 30, 2012 - expense of $8 million and $25 million), respectively. For the three months ended September 30, 2013, cash-settlement of share options was used to calculate diluted earnings per share as it was considered more dilutive than equity-settlement. For the nine months ended September 30, 2013, equity-settlement of share options was used to calculate diluted earnings per share as it was considered more dilutive than cash-settlement.

For the three and nine months ended September 30, 2013, 27 million tandem options and 0.3 million tandem performance options (three and nine months ended September 30, 2012 - 29 million tandem options and 2 million tandem performance options) were excluded from the calculation of diluted earnings per share as these options were anti-dilutive.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 15

Note 11Financial Instruments and Risk Management
Financial Instruments
The Company's financial instruments include cash and cash equivalents, accounts receivable, contribution receivable, accounts payable and accrued liabilities, long-term debt, contribution payable, and portions of other assets and other long-term liabilities.
The following table summarizes the Company's financial instruments that are carried at fair value in the consolidated balance sheets:

Financial Instruments at Fair Value ($ millions)	As at September 30, 2013	As at December 31, 2012
Derivatives – fair value through profit or loss ("FVTPL")
Accounts receivable	36	13
Accounts payable and accrued liabilities	(11)	(5)
Other assets, including derivatives	3	1
Other – FVTPL(1)
Accounts payable and accrued liabilities	(51)	(27)
Other long-term liabilities	(31)	(78)
Hedging instruments (2)
Derivatives designated as a cash flow hedge	27	1
Hedge of net investment(3)	4	88
	(23)	(7)

(1)	Non-derivative items related to contingent consideration recognized as part of a business acquisition.

(2)	Hedging instruments are presented net of tax.

(3)	Represents the translation of the Company's U.S. denominated long-term debt designated as a hedge of the Company's net investment in its U.S. refining operations.
The Company's other financial instruments that are not related to derivatives, contingent consideration or hedging activities are included in cash and cash equivalents, accounts receivable, contribution receivable, accounts payable and accrued liabilities, long-term debt, other long-term liabilities and contribution payable. These financial instruments are classified as loans and receivables or other financial liabilities and are carried at amortized cost. Excluding long-term debt, the carrying values of these financial instruments and cash and cash equivalents approximate their fair values.
The fair value of long-term debt represents the present value of future cash flows associated with the debt. Market information such as treasury rates and credit spreads are used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. The estimated fair value of long-term debt at September 30, 2013 was $4.5 billion (December 31, 2012 - $4.6 billion).
The Company’s financial assets and liabilities that are recorded at fair value on a recurring basis have been categorized into one of three categories based upon the fair value hierarchy. Level 1 fair value measurements are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair value measurements of assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 fair value measurements are based on inputs that are unobservable and significant to the overall fair value measurement.
The estimation of the fair value of commodity derivatives and held-for-trading inventories incorporates forward prices and adjustments for quality and location. The estimation of the fair value of interest rate and foreign currency derivatives incorporates forward market prices, which are compared to quotes received from financial institutions to ensure reasonability. The estimation of the fair value of the net investment hedge incorporates foreign exchange rates and market interest rates from financial institutions. All financial assets and liabilities are classified as Level 2 measurements with the exception of contingent consideration payments. During the three and nine months ended September 30, 2013, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

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Contingent consideration payments, based on the average differential between heavy and synthetic crude oil prices until 2014, are classified as Level 3 fair value measurements and included in accounts payable and accrued liabilities and other long-term liabilities. The fair value of the contingent consideration is determined through forecasts of synthetic crude oil volumes, crude oil prices, and forward price differentials deemed specific to the Company’s Upgrader. A reconciliation of changes in fair value of financial liabilities classified in Level 3 is provided below:

Level 3 Valuations ($ millions)

Balance as at December 31, 2012	105
Accretion (note 8)	6
Upside interest payment	(25)
Decrease on revaluation(1)	(4)
Balance as at September 30, 2013	82
Expected to be incurred within 1 year	51
Expected to be incurred beyond 1 year	31
(1) Revaluation of the contingent consideration liability is recorded in other – net in the consolidated statements of income.
Risk Management
The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates and interest rates. In certain instances, the Company uses derivative instruments to manage the Company’s exposure to these risks. Derivative instruments are recorded at fair value in accounts receivable, other assets, and accounts payable and accrued liabilities in the condensed interim consolidated balance sheets. The Company has crude oil and natural gas inventory held in storage related to commodity price risk management contracts that is recognized at fair value. The Company employs risk management strategies and policies to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels.
Net Investment Hedge
At September 30, 2013, the Company had designated all of its U.S. $3.2 billion denominated debt as a hedge of the Company’s net investment in its U.S. refining operations (December 31, 2012 – U.S. $2.8 billion). Of this amount, U.S. $400 million was designated in the third quarter of 2013. For the three and nine months ended September 30, 2013, the Company incurred an unrealized gain of $54 million and loss of $83 million (three and nine months ended September 30, 2012 – gain of $56 million and $42 million), respectively, arising from the translation of the debt, net of tax of $8 million and $12 million (three and nine months ended September 30, 2012 – net of tax of $8 million and $6 million), respectively, which was recorded in net investment hedge within other comprehensive income.
Interest Rate Swaps
At September 30, 2013, the balance in long-term debt related to deferred gains resulting from unwound interest rate swaps that were designated as a fair value hedge was $55 million (December 31, 2012 – $72 million). The amortization of the accrued gain upon terminating the interest rate swaps resulted in an offset to finance expenses of $5 million and $16 million for the three and nine months ended September 30, 2013 (three and nine months ended September 30, 2012 – offset of $5 million and $16 million ), respectively.
The Company has entered into a cash flow hedge using forward starting interest rate swap arrangements whereby the Company fixed the underlying U.S. 10-year Treasury Bond rate on U.S. $500 million to June 16, 2014, which is the Company’s forecasted debt issuance on the same date. The effective portion of these contracts has been recorded at fair value in other assets; there was no ineffective portion at September 30, 2013. For the three and nine months ended September 30, 2013, the Company incurred an unrealized loss of $2 million and gain of $27 million (three and nine months ended September 30, 2012 – loss of $1 million and gain of $1 million), respectively, arising from the revaluation of the forward starting swaps, net of tax of $1 million and $9 million (three and nine months ended September 30, 2012 – net of tax of nil and $1 million), respectively, which was recorded in cash flow hedge within other comprehensive income.

HUSKY ENERGY INC. | Q3 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 17

The forward starting swaps had the following terms and fair value as at September 30, 2013:

		As at September 30, 2013
Forward Starting Swaps ($ millions)	Swap Rate(1)	Notional Amount (U.S. $ millions)	Fair Value
Swap Maturity
June 15, 2024	2.24%	105	8
June 16, 2024	2.25%	310	23
June 17, 2024	2.24%	85	6
		500	37

(1)	Weighted average rate.
The following represents the cumulative fair value adjustments on the Company's other risk management contracts as at September 30, 2013:

Risk Management ($ millions)	As at September 30, 2013
	Asset	Liability	Net
Commodity Price
Natural gas contracts	20	(9)	11
Natural gas storage contracts	9	(2)	7
Natural gas storage inventory(1)	11	—	11
Crude oil contracts	7	—	7
Crude oil inventory(2)	—	(9)	(9)
Foreign Currency
Foreign currency forwards	1	—	1
	48	(20)	28

(1)
Represents the fair value adjustment to inventory recognized in the condensed interim consolidated balance sheets related to third party physical purchase and sale contracts for natural gas held in storage. Total fair value of the related natural gas storage inventory was $102 million at September 30, 2013.

(2)
Represents the fair value adjustment to inventory recognized in the condensed interim consolidated balance sheets related to third party crude oil physical purchase and sale contracts. Total fair value of the related crude oil inventory was $315 million at September 30, 2013.

The gains (losses) recognized on other risk management positions for the three and nine months ended September 30, 2013 are set out below.

	Three months ended September 30, 2013
Gross Earnings Impact ($ millions)	Marketing and Other	Purchases of Crude Oil and Products	Other – Net	Net Foreign Exchange Losses
Commodity Price
Natural gas	8	8	1	—
Crude oil	(17)	—	—	—
	(9)	8	1	—
Foreign Currency
Foreign currency forwards(1)	—	—	6	—
	(9)	8	7	—
(1)    Unrealized gains or losses from short-dated foreign currency forwards are included in other – net, while realized gains or losses are included in net foreign exchange gains (losses).

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	Nine months ended September 30, 2013
Gross Earnings Impact ($ millions)	Marketing and Other	Purchases of Crude Oil and Products	Other – Net	Net Foreign Exchange Losses
Commodity Price
Natural gas	12	8	1	—
Crude oil	(53)	—	—	—
	(41)	8	1	—
Foreign Currency
Foreign currency forwards(1)	—	—	2	(21)
	(41)	8	3	(21)

(1)	Unrealized gains or losses from short-dated foreign currency forwards are included in other – net, while realized gains or losses are included in net foreign exchange gains (losses).
Offsetting Financial Assets and Liabilities
The tables below outline the financial assets and financial liabilities that are subject to set-off rights and related arrangements, and the effect of those rights and arrangements on the condensed interim consolidated balance sheets:

	As at September 30, 2013
Offsetting Financial Assets and Liabilities ($ millions)	Gross Amount	Amount Offset	Net Amount
Financial Assets
Financial derivatives	269	(258)	11
Normal purchase and sale agreements	606	(196)	410
	875	(454)	421
Financial Liabilities
Financial derivatives	—	—	—
Normal purchase and sale agreements	(1,060)	404	(656)
	(1,060)	404	(656)

	As at December 31, 2012
Offsetting Financial Assets and Liabilities ($ millions)	Gross Amount	Amount Offset	Net Amount
Financial Assets
Financial derivatives	36	(5)	31
Normal purchase and sale agreements	595	(116)	479
	631	(121)	510
Financial Liabilities
Financial derivatives	(121)	119	(2)
Normal purchase and sale agreements	(707)	279	(428)
	(828)	398	(430)

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